Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA • ASIA PACIFIC • EUROPE

June 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Regal Beloit Corporation

Registration Statement on Form S-4

Filed May 10, 2021

File No. 333-255982

Ladies and Gentlemen:

On behalf of Regal Beloit Corporation (“Regal”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Regal’s registration statement on Form S-4 (File No. 333-255982) filed with the Commission on May 10, 2021 (the “Registration Statement”) set forth in the Staff’s letter dated June 4, 2021 (the “Comment Letter”), we submit this letter containing Regal’s responses to the Comment Letter. In connection with this letter, Regal has filed with the Commission via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that incorporates the changes to the Registration Statement made in response to the Staff’s comments set forth in the Comment Letter, as well as certain other updated information.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of Regal with respect thereto, or a statement identifying the location in Amendment No. 1, as applicable, of the requested or revised disclosure. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Regal is also mailing to the Staff’s attention for its convenience clean copies of Amendment No. 1 and copies that are marked to show changes from the originally filed Registration Statement. Page references in Regal’s responses are to pages in the clean copies of Amendment No. 1.

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June 30, 2021

Registration Statement on Form S-4 Filed May 10, 2021

Questions and Answers

Q: How will the post-Merger ownership of Regal between Rexnord stockholders..., page 8

1.	We note your disclosure on page 9 that the companies have sought a ruling from the IRS that the Overlap Shareholders should be taken into account to satisfy the 50% requirement. Please explain why you believe that such shareholders may not be counted toward the 50% such that you have introduced the Overlap Shareholder concept.

Response: Regal respectfully advises the Staff that the concept of overlapping ownership between two parties to a business combination exists under Section 355(e) of the U.S. Internal Revenue Code, which provides that the amount of any Overlap Shareholder’s ownership percentage in Land immediately prior to the Merger that does not decrease as a result of the Merger is not taken into account as a change of ownership. However, no formal guidance exists regarding the manner in which the Overlap Shareholders may be identified or such Overlap Shareholders’ ownership percentages may be determined for these purposes. Absent guidance from the IRS, Rexnord will not be able to make the assumptions about beneficial ownership needed to treat specified investors as Overlap Shareholders.

In response to the Staff’s comment, Regal has revised the disclosure on pages 9, 10 (please see both the Q&A “What is the IRS Ruling and what does that process entail” and the Q&A “How will the post-Merger ownership of Regal between Rexnord stockholders and pre-Merger Regal shareholders be determined?) and 149 of Amendment No. 1 to clarify why the parties agreed that Rexnord should seek the IRS Ruling.

2.	Please add tabular disclosure that addresses each of the different scenarios discussed beginning on page 67, including the no counting scenario. Identify the number of shares to be issued to the former Land stockholders under each scenario and their resulting ownership percentages. Provide the exchange ratio payment and the total merger consideration for each scenario. Clarify how the different scenarios will impact the former stockholders of Land that are and are not Overlap Shareholders. Finally, please explain why the Reverse Morris Trust structure is the superior choice despite the uncertain tax treatment.

Response: In response to the Staff’s comment, Regal has revised the disclosure on pages 9, 10 and 73 of Amendment No. 1 and added a new Q&A on page 11 to add tabular disclosure summarizing the scenarios with respect to potential adjustments to the Exchange Ratio and the Regal Special Dividend.

Regal respectfully advises the Staff that, regardless of whether a former Land stockholder is an Overlap Shareholder, each Land stockholder will be entitled to receive the same consideration in respect of its Land shares. Regal has revised the disclosure on pages 11 and 73 to explicitly note as much.

June 30, 2021

Regal further respectfully advises the Staff that the parties determined that the Reverse Morris Trust structure was the superior choice for the Transactions because, among other things, the anticipated tax-free nature of the Spin-Off provides a tax efficient method to acquire the PMC Business that is not provided by other structures, thereby making the Reverse Morris Trust structure economically more appealing to all parties as compared to alternative transaction structures. Further, the parties determined that a Reverse Morris Trust transaction that included the counting of Overlap Shares was preferable because it is expected to permit Regal to issue fewer shares of its common stock in the Merger and therefore pay a smaller special dividend to Regal shareholders. Regal has added a new Q&A on page 12 with this disclosure.

Q: What is the Regal Special Dividend?, page 9

3.	Please expand to disclose the range of the Regal Special Dividend that could be paid per share under different scenarios, as well as the range under the reasonable assumption that the outcome of the variables will likely result in an outcome somewhere between the Partial Counting Scenario and the Full Counting Scenario, and at midpoint of that range. Please clarify, if true, that investors will not know the amount of the Regal Special Dividend at the time of the Regal and Rexnord Special Meetings. Please also disclose the material tax consequences of the Regal Special Dividend.

Response: In response to the Staff’s comment, Regal has revised the disclosure on page 10 of Amendment No. 1 to include the range of the Regal Special Dividend under the different scenarios identified and to clarify that the amount of the Regal Special Dividend will not be known at the time of the Regal Special Meeting or Rexnord Special Meeting and to summarize and refer shareholders to the discussion of the material tax consequences of the Regal Special Dividend.

Interests of Directors and Executive Officers in the Merger, page 25

4.	Please disclose whether any directors or officers are shareholders of both Regal and Rexnord.

Response: In response to the Staff’s comment, Regal has revised the disclosure on page 145 of Amendment No. 1 to include whether any directors or officers of the parties are shareholders of both Regal and Rexnord.

Opinion of Barclays

Selected Comparable Company Analysis, page 112

5.	Please expand to provide further detail as to how the comparable companies listed are reasonably similar to that of Regal and its subsidiary businesses and to that of the PMC Business “because their businesses and operating profiles.”

Response: In response to the Staff’s comment, Regal has revised the disclosure on page 115 of Amendment No. 1 to include further detail as to how the comparable companies listed are reasonably similar to Regal and its subsidiaries and the PMC Business.

June 30, 2021

Exclusive Forum, page 184

6.	We note your disclosure that unless a majority of the Regal board of directors consents in writing to the selection of an alternative forum, the federal district courts of the United States, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act. Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, Regal has revised the disclosure on page 189 of Amendment No. 1 to state that there is uncertainty as to whether a court would enforce the federal exclusive forum provision for Securities Act claims in Regal’s amended and restated bylaws and that shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Combined Company Unaudited Pro Forma Condensed Combined Financial Information

Combined Company Unaudited Pro Forma Condensed Combined Balance Sheet, page 221

7.	Please revise the pro forma balance sheet to disclose the historical and pro forma common stock issued and outstanding. Please also revise the disclosures on page 240 to disclose the pro forma common stock issued and outstanding under each scenario.

Response: In response to the Staff’s comment, Regal has revised the pro forma balance sheet on page 228 and the disclosures under each scenario on pages 252-255 of Amendment No. 1 to disclose the historical and pro forma common stock issued and outstanding.

8.	In order for investors to more clearly understand the debt and equity structure of PMC prior to the merger, please revise the pro forma balance sheet to present a sub-total following the pre-merger adjustments.

Response: In response to the Staff’s comment, Regal has revised the pro forma balance sheet on page 228 of Amendment No. 1 to reflect a sub-total of the PMC After Reclassification and the Pre-Merger Adjustments columns.

Notes to Combined Company Unaudited Pro Forma Condensed Combined Financial Information, page 223

June 30, 2021

9.	Refer to note 2 on page 223. We note the disclosures related to the adjustments required to reflect PMC’s audited transition period for the nine months ended December 31, 2020 to the annual period presented in the pro forma statement of operations. In order for investors to more easily reconcile the disclosures in the pro forma statement of operations to PMC’s historical financial statements, please revise note 2 to present the transition period for the nine months ended December 31, 2020 and the related adjustments that are necessary to reconcile the transition period to the annual amounts presented in the pro forma statement of operations.

Response: In response to the Staff’s comment, Regal has revised note 2 on pages 232-233 of Amendment No. 1 to present a reconciliation of the PMC Business combined statement of operations for the transition period for the nine months ended December 31, 2020 to the annual amounts presented in the pro forma statement of operations.

10.	Refer to note 3 on page 225. In regard to the reclassifications related to Regal, please tell us the specific nature of the restructuring charges included in cost of sales and more fully explain to us how and why you determined reclassifying these restructuring charges is appropriate. Please also tell us the specific nature of PMC's restructuring charges and more fully explain to us how you determined the current classification of these restructuring charges is appropriate.

Response: In response to the Staff’s comment, Regal respectfully provides the following supplemental information regarding historical restructuring charges incurred by Regal and the PMC Business:

•	Regal: As disclosed in Note 15 on page 93 in Regal’s Form 10-K filed with the Commission on March 2, 2021, Regal incurred $26.6 million of restructuring related costs directly associated with actions resulting from Regal's simplification initiatives in the year ended January 3, 2021. Of the total $26.6 million, $18.2 million was recorded in cost of sales and $8.4 million was recorded in operating expenses. Restructuring costs include associate termination and plant relocation costs, including asset write-downs or accelerated depreciation due to shortened useful lives in connection with site closures, discretionary employment benefit costs and other facility rationalization costs.

•	PMC: As disclosed in note 2 on page 232 of the unaudited pro forma condensed combined financial information, the PMC Business incurred $19.2 million of restructuring charges that are included in “Restructuring and Other Similar Charges” for the twelve months ended December 31, 2020. Further, as disclosed in Note 4 on page F-17 of Amendment No. 1, these restructuring charges were a result of Rexnord executing various restructuring actions to drive efficiencies and reduce operating costs while also modifying Rexnord’s footprint to reflect changes in the markets it serves, the impact of acquisitions on Rexnord’s overall manufacturing capacity and the refinement of its overall product portfolio. These restructuring actions primarily resulted in workforce reductions, lease termination costs and other facility rationalization costs.

June 30, 2021

•	ASC 420-10-45-3 provides that companies shall include costs associated with an exit or disposal activity other than that of a discontinued operation “in income from continuing operations before income taxes in the income statement of a business entity.” Additionally, ASC 420-10-50-1 provides “the line item(s) in the income statement or the statement of activities in which the costs […] are aggregated” shall be disclosed in the notes to the financial statements. Furthermore, ASC 420-10-S99-1 states “The staff believes that restructuring charges should be presented as a component of income from continuing operations, separately disclosed if material.” As previously noted, the guidance in ASC 420 does not provide clear requirements in terms of presentation of restructuring charges within income from continuing operations before income taxes, except for inventory markdowns which are required to be presented in cost of sales pursuant to ASC 420-10-S99-3.

•	Regal has elected to reclassify its restructuring charges from Cost of Sales and Operating Expenses into Restructuring and Other Similar Charges to provide clarity to a reader of the unaudited pro forma condensed combined financial information of the total amount of restructuring charges incurred and to provide consistency in presentation given the similar nature of the charges.

11.	Refer to note 5 on page 230. Please address the following:

• More fully explain to us the calculation of the estimated exchange ratio, including the determination of the additional shares of Regal to be issued;

• More fully explain to us how the amount of the estimated Regal special dividend was determined; and

• More fully explain to us the disclosures related to the estimated fair value of the share-based compensation awards attributable to pre-combination services.

Response: In response to the Staff’s comment, Regal has revised note 5 on pages 242-245 of Amendment No. 1 to address the following:

•	Expanded discussion on the calculation of the estimated exchange ratio, including the determination of the additional shares of Regal to be issued;

•	Expanded discussion on how the amount of the estimated Regal Special Dividend was determined; and

•	Expanded discussion on the estimated fair value of the share-based compensation awards attributable to pre-combination services. A portion of the fair value of the PMC Business’s share-based compensation awards being replaced with Regal share-based compensation awards is attributable to consideration transferred for pre-combination services. This amount is calculated based on the ratio of the pre-combination service period (grant date until assumed closing date) to the longer of the original total service period or the modified service period, if any. The aggregate fair value of outstanding awards has been reduced to reflect an estimate of future forfeitures.

June 30, 2021

Remainco Unaudited Pro Forma Condensed Combined Financial Information, page 241

12.	Please revise the pro forma statements of operations on pages 245 and 246 to comply with Rule 11-02(b)(1) of Regulation S-X.

Response: In response to the Staff’s comment, the disclosure on pages 259-262 has been revised, in accordance with Rule 11-02(b)(1) of Regulation S-X, to present historical statements of comprehensive income only through income from continuing operations.

Notes to Remainco Unaudited Pro Forma Condensed Combined Financial Information, page 247

13.	Refer to Note 2(f) on page 247. Please reconcile the impact to retained earnings to the pro forma adjustments disclosed in the footnotes.

Response: In response to the Staff’s comment, the impact to retained earnings to the pro forma adjustments disclosed in the footnotes has been added to Note 2(g) on pages 263-264.

14.	Refer to Note 3 on page 249. Please address the material limitations of management adjustments, including any material assumptions or uncertainties of such adjustments. Refer to the updated guidance in Rule 11-02(a)(7) of Regulation S-X and Section II.D of SEC Release 33-10786.

Response: In response to the Staff’s comment, disclosure regarding the material limitations of management adjustments, including any material assumptions or uncertainties of such adjustments, has been added to Note 3 on pages 266-267.

Material U.S. Federal Income Tax Consequences of the Transactions, page 251

15.	Please revise to clarify whether the parties can waive the receipt requirements of the Rexnord Tax Opinion or the Regal Tax Opinion.

Response: In response to the Staff’s comment, Regal has revised the disclosure on page 269 and 272 to note that the condition to closing in the Merger Agreement regarding the receipt of the Remainco Tax Opinion (which is set forth in Section 7.9(a) of the Merger Agreement, and which is a condition to Rexnord’s obligation to effect the closing of the merger) can be waived by Rexnord; and that the RMT Partner Tax Opinion (which is set forth in Section 6.9(a)(i) of the Merger Agreement, and which is a condition to Regal’s obligation to effect the closing of the merger) can be waived by Regal; and that (in accordance with the views of the Staff expressed in Staff Legal Bulletin No. 19) Rexnord undertakes to recirculate its proxy statement and resolicit its stockholder approval if it waives its condition to closing regarding the receipt of the Remainco Tax Opinion and the change in tax consequences is material; and that Regal undertakes to recirculate its proxy statement and resolicit its shareholder approval if it waives its condition to closing regarding the receipt of the RMT Partner Tax Opinion and the change in tax consequences is material.

June 30, 2021

16.	Please remove the statements on pages 252 and 254 that the tax opinions cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect, in which case the validity of the opinion may be affected and the U.S. federal income tax consequences of the Spin-Off could differ materially from those described below.

Response: In response to the Staff’s comment, Regal has revised the disclosure on pages 269 and 272 to remove the statements indicating that the opinions cannot be relied upon if such assumptions, representations and covenants are incorrect, incomplete or inaccurate or are violated in any material respect and to clarify that the Rexnord Tax Opinion and the Regal Tax Opinion are each based on certain assumptions, representations and covenants.

Certain Beneficial Owners of Regal Common Stock, page 261

17.	Please revise to add columns showing beneficial ownership of the Regal shares after the completion of the merger.

Response: In response to the Staff’s comment, Regal has revised the disclosure on pages 281-282 of Amendment No. 1 to show the beneficial ownership of Regal common stock after completion of the merger under certain identified scenarios.

General

18.	Please provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment and in accordance with Rule 3-12 of Regulation S-X, Regal has included updated interim financial statements and related disclosure in Amendment No. 1.

We hope that the foregoing, and the revisions to the Registration Statement in Amendment No. 1, have been responsive to the Staff’s comments. Please do not hesitate to contact me at (312) 853-7783 or Christopher R. Hale at (312) 853-2238 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Scott R. Williams
Scott R. Williams
Partner
Sidley Austin LLP

cc:	Thomas Valentyn, Regal Beloit Corporation

Christopher R. Hale, Sidley Austin LLP